REE Automotive Ltd.

Kibbutz Glil-Yam

Israel 4690500

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	REE Automotive Ltd. (CIK No. 0001843588)
Registration Statement on Form F-3 (File No. 333-266902)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, REE Automotive Ltd. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective by 3:00 p.m. Eastern Standard Time on August 25, 2022, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Laura Katherine Mann at (713) 496-9695 or Joseph Chung at (212) 819-7818 of White & Case LLP, counsel to the Company.

[Signature Page Follows]

Sincerely,

REE AUTOMOTIVE LTD.

By:	/s/ Daniel Barel
Name:	Daniel Barel
Title:	Chief Executive Officer and Director

[Signature Page to Acceleration Request (REE Automotive Ltd.]